UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023.

Commission File Number: 001-40852

LUMIRADX LIMITED

(Translation of registrant's name into English)

LumiraDx Limited
c/o Ocorian Trust (Cayman) Limited
PO Box 1350, Windward 3, Regatta Office Park
Grand Cayman KY1-1108

Cayman Islands

(354) 640-0540
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On November 1, 2023, LumiraDx Limited (the “Company”) received letters of resignation from each of Ron Zwanziger, the Company’s Chief Executive Officer and Chairman, David Scott, PhD, the Company’s Chief Technology Officer and Director, and Jerry McAleer, PhD, the Company’s Chief Scientist and Director, tendering his resignation as an executive and as a member of the Board of Directors of the Company and each of its applicable subsidiaries, effective immediately (each, a “Resignation Letter”). The decision of each of Messrs. Zwanziger, Scott and McAleer (collectively, the “Founder Directors”) to resign did not arise or result from any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Each Founder Director stated in his respective Resignation Letter that, in light of the Company’s ongoing search for a viable long-term solution to the Company’s financial difficulties, he has concluded that it is in the best interests of the Company and its stakeholders, including its creditors, that he step down from his current roles with the Company in order to preserve his flexibility to explore all available options. Each of the Resignation Letters also noted the importance of maintaining the Company’s ability to navigate its financial challenges with the utmost transparency and to ensure that the Company’s leadership remains free of any potential conflicts of interest that could arise as a result of the fact that each Founder Director is also a significant shareholder of the Company.

Veronique Ameye will remain the Company’s Deputy Chief Executive Officer and General Counsel pending any further review by the Company’s Board of Directors.

This report on Form 6-K shall be deemed to be incorporated by reference into the Company’s registration statements on Form S-8 (File No. 333-259874, File No. 333-264611 and File No. 333-271538), and the registration statements on Form F-3 (File No. 333-264609 and File No. 333-271624), and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUMIRADX LIMITED
Date: November 1, 2023
	By:	/s/ Dorian LeBlanc
	Name:	Dorian LeBlanc
	Title:	Chief Financial Officer